Exhibit 99.1

Dr. Reddy’s to acquire product portfolio from TEVA for US Market

Hyderabad, India, June 11, 2016	For Immediate Release

Hyderbad, India and Princeton, USA — Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY) has entered into a definitive agreement with Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and an affiliate of Allergan plc (NYSE: AGN) to acquire a portfolio of eight Abbreviated New Drug Applications (ANDAs) in the U.S. for $350 million in cash at closing. The acquired portfolio consists of products that are being divested by Teva as a precondition to its closing of the acquisition of Allergan’s generics business. The acquisition of these ANDAs is also contingent on the closing of the Teva/Allergan generics transaction and approval by the U.S. Federal Trade Commission of Dr. Reddy’s as a buyer.

The portfolio being acquired is a mix of filed ANDAs pending approval and an approved ANDA, and comprised of complex generic products across diverse dosage forms. The combined sales of the branded versions of the products in the U.S. is approximately $3.5 billion MAT for the most recent twelve months ending in April 2016 according to IMS Health*.

G.V. Prasad, Co-Chairman and CEO of Dr. Reddy’s Laboratories, commented, “This transaction will add strength to our product portfolio, help us be more relevant in our U.S. market and also create new opportunities for growth.”

Alok Sonig, Executive Vice president and Head of North America added, “Dr. Reddy’s Laboratories has a strong track record in the U.S. market with over 79 filed ANDAs pending approval, of which we believe 18 have first-to-file status. The acquisition of these attractive ANDAs from Teva will enhance our short-to-midterm aspirations and is consistent with our growth initiatives to identify inorganic opportunities to expand our base business.”

Dr. Reddy’s Laboratories is acquiring the portfolio on a cash-free, debt-free basis and expects to finance the transaction using a combination of cash on hand and available borrowings under existing credit facilities.

*IMS National Sales Perspectives: Retail and Non-Retail MAT April 2016

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.